

Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

On November 28, 2001, Madison Gas and Electric Company mailed the following Competition Report to its shareholders and others in the financial community:

Competition Report

Madison, WI
Nasdaq: MDSN

December 2001

Madison Gas and Electric Co.
your community energy company

Holding company offers options for financing power plants

Madison Gas and Electric Co. (MGE) recently filed a registration statement with the Securities and Exchange Commission (SEC) to form a holding company, MGE Energy, Inc. The holding company expands financing options for new power plants MGE needs to meet growing customer demand.

“As a community energy company, MGE focuses on delivering reliable service to our customers in southern Wisconsin,” said MGE President and CEO Gary Wolter. “We must build new facilities to meet customers’ needs – and the holding company will open doors to more competitive financing options for these investments.”

Under the plan, MGE Energy will build and own new power plants with long-term leases to MGE.

“Our investors will earn a return on the new generation assets owned by MGE Energy,” Wolter said. “MGE customers will benefit from competitive electric rates that remain regulated by the Public Service Commission of Wisconsin.”

MGE’s Board of Directors approved this plan in September. Investors will vote on the holding company proposal at MGE’s annual meeting in May 2002. All other required approvals could be received by next summer.

Holding company information. A registration statement has been filed with the SEC containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy and other relevant documents concerning the holding company proposal. The common stock of the holding company may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.



> 'As a community energy company,
> MGE focuses on delivering
> reliable service to our customers
> in southern Wisconsin. "
>
> Gary Wolter
> MGE President and CEO

Photo courtesy of Jeff Miller, UW-Madison University Communications

MGE proposes building a cogeneration plant on the growing University of Wisconsin-Madison campus. The new unit could be operating by 2004.

This article shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Investors can obtain the documents filed with the SEC free of charge at the SEC's Web site: www.sec.gov under the name of MGE Energy or by contacting MGE's Shareholder Services staff. Call: (608) 252-4744 or 1-800-356-6423. E-mail: shareservices@mge.com. Web site: www.mge.com.

Shareholders will receive a copy of the definitive joint proxy statement and prospectus in spring 2002. At that time, the definitive proxy statement, prospectus and other documents filed with the SEC will be available free of charge from the SEC and MGE.

The holding company documents contain important information. Investors are urged to read the materials before making any voting or investment decision.

Strong MGE financial performance recognized nationally

MGE is highly regarded as a financially sound, well-managed utility.

- MGE is one of only 289 companies in the nation named a 2001 Dividend Achiever for annually increasing cash dividends to shareholders for at least 10 consecutive years. Mergent FIS analyzed more than 10,000 publicly traded firms to select these steady income-producing companies.

- MGE has the best credit rating in the country for combination gas and electric utilities.

"MGE's top credit rating reflects our strong financial position and our vibrant service area," said MGE President and CEO Gary Wolter. "MGE remains focused on our core business and true to our shareholders at a time when some utilities' credit ratings have been downgraded due to risky ventures and poor financial performance."

> *"MGE remains focused on*
> *our core business and true*
> *to our shareholders ..."*
>
> *Gary Wolter*
> *MGE President and CEO*

FOR MORE INFORMATION



Competition Report is published periodically to provide investors and the financial community with information about MGE's position in a competitive industry.

Call Jeff Newman at (608) 252-7149
Visit our Web site at: www.mge.com

 *Printed on recycled paper*

Madison Gas and Electric Co.
133 S. Blair St., P.O. Box 1231
Madison, WI 53701-1231